December 6, 2010

Mr. Mark Webb
Legal Branch Chief – Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Mr. Webb:

Enclosed are Farmers & Merchants Bancorp’s responses to your SEC Comment letter issued November 12, 2010, File No. 000-26099.

Comment #1

Form 10-K for the fiscal year ended December 31, 2009

Item 1.  Business, page 5

1.
In future filings include a discussion of your market area that includes material demographic information such as population trends regarding growth, age and per capita income and name the major employers and the primary types of employment in your market area.

Response #1

In future filings, beginning with the Company’s 2010 Form 10-K, under “Item 1. Business-Service Area” we will discuss those economic and demographic factors for our marketplace that we believe may assist the reader in assessing our risk profile, financial performance and trends.  We believe that the following disclosures are fully compliant with the requirements of Item 101 of Regulation SK, and even contain a level of detail that exceeds that provided by the other financial institution filers that we follow.

Subject to the impact of changing economic conditions we anticipate those disclosures would be along the following lines:

Service Area

The Company services the mid Central Valley of California, including Sacramento, San Joaquin, Stanislaus and Merced counties, with 22 banking offices and two stand-alone ATM’s.  This area encompasses:

•
Sacramento MSA, with branches in Sacramento, Elk Grove and Galt.  This MSA has a Population of __ million and a Per Capita Income of approximately $__,000.  The MSA includes significant employment in the following sectors: state and local government; agriculture; and trade, transportation and utilities.  Unemployment currently stands at __% and has increased from ___% since 2007.  Job growth in the Sacramento MSA has declined ___% over the past two years.

•	Stockton MSA, with branches in Lodi, Linden and Stockton … (same types of disclosures)

•	Modesto MSA, with branches in Modesto and Turlock … (same types of disclosures)

•	Merced MSA with branches in Hilmar and Merced … (same types of disclosures)

All of the Company’s service areas are heavily influenced by the agricultural industry, however, with the exception of the State of California in the Sacramento MSA, no single employer represents a material concentration of jobs in any of our service areas.

See “Item. 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” and “Financial Condition – Loans” for additional discussion regarding the Company’s market conditions.

Comment #2

Form 10-K for the fiscal year ended December 31, 2009

Item 1.  Business, page 5

2.	In future filings disclose here or in your MD&A:
•	the risks inherent in your various loan types, noting which are higher risk,
•	the underwriting policies for the loan types, and
•	the interest rate terms, fixed or variable, of your loans.

Response #2

In future filings, beginning with the Company’s 2010 Form 10-K, we will include the following disclosures in the MD&A under “Financial Condition – Loans”:

Loans Types and Underwriting Practices

Loans can be categorized by borrowing purpose and use of funds.  Common examples of loans made by the Company include:

1.
Commercial.  These are loans and lines of credit to businesses that are sole proprietorships, partnerships, LLC’s and corporations.  Lines of credit are extended to finance the seasonal working capital needs of customers during peak business periods; are usually established for periods no longer than 12 to 24 months; are often secured by general filing liens on accounts receivable, inventory and equipment; and are most often tied to the prime rate with an appropriate spread based on the amount of perceived risk in the loan.   Term loans are primarily made for the financing of equipment, expansion or modernization of a plant or purchase of a business; have maturities from five to seven years; and fixed rates that are most often tied to treasury indices with an appropriate spread based on the amount of perceived risk in the loan.

2.
Residential Mortgages. These are loans primarily made on owner occupied residences; generally underwritten to income and LTV guidelines similar to those used by FNMA and FHLMC; however, we will make loans on rural residential properties up to 20 acres.  Most residential loans have terms from ten to twenty years and carry fixed rates priced off of treasury rates.  The Company has always underwritten mortgage loans based upon traditional conservative underwriting criteria and does not make loans that are known in the industry as “subprime”, “no or low doc”, or “stated income”.

3.
Home Equity Lines and Loans.  These are loans made to individuals for home improvements and other personal needs.  Generally, amounts do not exceed $250,000; CLTV’s do not exceed 80%; FICO scores are at or above 670; Total Debt Ratios do not exceed 45%; and in some situations the Company is in a 1st lien position.

4.
Consumer.  These are loans to individuals for personal use, and primarily include loans to purchase automobiles or recreational vehicles, and unsecured lines of credit.  The Company has a very minimal consumer loan portfolio, and loans are primarily made as an accommodation to deposit customers.

5.
Agricultural.  These are loans and lines of credit made to farmers to finance agricultural production. Lines of credit are extended to finance the seasonal needs of farmers during peak growing periods; are usually established for periods no longer than 12 to 24 months; are often secured by general filing liens on livestock, crops, crop proceeds and equipment; and are most often tied to the prime rate with an appropriate spread based on the amount of perceived risk in the loan.   Term loans are primarily made for the financing of equipment, expansion or modernization of a processing plant, or orchard/vineyard development; have maturities from five to seven years; and fixed rates that are most often tied to treasury indices with an appropriate spread based on the amount of perceived risk in the loan.

6.
Real Estate Construction.  These are loans for development and construction (the Company generally requires the borrower to fund the land acquisition) and are secured by commercial or residential real estate.  These loans are generally made only to experienced local developers with whom the Bank has a successful track record; for projects in our service area; with LTV’s below 75%; and where the property can be developed and sold within 2 years. Commercial construction loans are made only when there is a written take-out commitment from the Company or an acceptable financial institution or government agency.  Most acquisition, development and construction loans are tied to the prime rate with an appropriate spread based on the amount of perceived risk in the loan.

7.
Commercial and Agricultural Real Estate. These are loans secured by farmland, commercial real estate, multifamily residential properties, and other non-farm, non-residential properties within our market area. Commercial mortgage term loans can be made if the property is either income-producing or scheduled to become income-producing based upon acceptable pre-leasing, and the income will be the Bank's primary source of repayment for the loan.  Loans are made both on owner occupied and investor properties; generally do not exceed 15 years (and may have pricing adjustments on a shorter timeframe); have debt service coverage ratios of 1.00 or better with a target of greater than 1.20; and fixed rates that are most often tied to treasury indices with an appropriate spread based on the amount of perceived risk in the loan.

See “Item 7A. Quantitative and Qualitative Disclosures About Market Risk-Credit Risk” for a discussion about the credit risks the Company assumes and its overall credit risk management practices.

Each loan type involves risks specific to the: (i) borrower; (ii) collateral; and (iii) loan structure and the Company believes that it is not possible to classify some loan types as “higher” or “lower” risk.  The Company’s current underwriting policies and standards are designed to mitigate the risks involved in each loan type.  The Company’s policies require that loans are approved only to those borrowers exhibiting a clear source of repayment and the ability to service existing and proposed debt.  The Company’s underwriting procedures for all loan types require careful consideration of the borrower, the borrower’s financial condition, the borrower’s management capability, the borrower’s industry, and the economic environment affecting the loan.

Most loans made by the Company are secured, but collateral is the secondary or tertiary source of repayment; cash flow is our primary source of repayment.  The quality and liquidity of collateral are important and must be confirmed before the loan is made.

In order to be responsive to borrower needs, the Company prices loans: (i) on both a fixed rate and adjustable rate basis; (ii) over different terms; and (iii) based upon different rate indices; as long as these structures are consistent with the Company’s interest rate risk management policies and procedures (see Item 7A. Quantitative and Qualitative Disclosures About Market Risk-Interest Rate Risk).

Comment #3

Part III

Item 10.  Directors, Executive Officers and Corporate Governance, page 84

3.	Please revise future filings to add diversity disclosure required by Item 407(c)(2) of Regulation S-K or advise us why you believe no additional disclosures are required.

Response #3

We will include the required diversity disclosures in future filings beginning with the Company’s 2010 Form 10-K.

Comment #4

Item 11.  Executive Compensation

Executive Compensation Discussion and Analysis, page 84

4.
We note your disclosure in response to Item 402(s) of Regulation S-K on page 14 of your proxy statement under the sub-heading “Performance Evaluation Measures.”  Please describe the process you undertook to reach the conclusion that further disclosure is not necessary.

Response #4

In complying with the requirements of Item 402(s) we determined that the Company’s compensation practices are not likely to have a material adverse impact on our risk profile.  As we describe throughout the MD&A, we are a “traditional” community bank that generates the vast majority of its income from the “margin” generated between taking customer deposits and making customer loans.  Furthermore, credit risk is centrally controlled as reflected by: (i) no loan approval authority resides in the branches, therefore, all loans must be approved by Credit Administration personnel, and none of Credit Administration’s compensation is tied to loan volume or production; and (ii) the Loan Committee, which includes outside Directors, must approve all loans over $2 million, and given the size of the Company these loans constitute a substantial percentage of all loan balances.

We do not have any non-traditional fee-based financial business units that could materially increase this risk profile.  Nor do we have any business units where employees generate any substantial amount (e.g., in 2009 no employee had incentive payments tied to production that exceeded 30% of base salary) of their total compensation based upon generating large volumes of activity or taking significant risks.

As a result, the disclosures we currently make regarding the linkage between compensation strategies and risk taking in our proxy statement under “Performance Evaluation Measures” clearly delineate what we believe are the two critical compensation structures that provide shareholders with the relevant information required by Item 402(s).  In our opinion, further disclosure is not necessary.

Comment #5

Item 11.  Executive Compensation

Executive Compensation Discussion and Analysis, page 84

5.
Advise how the particular bonus awards were determined for 2009.  In your response and in future filings disclose any targets for performance ratios, net income or other strategic goals.  Disclose the actual target and the actual performance obtained for each target.  See instruction 4 to Item 402(b) of Regulation S-K.

Response #5

Initially, it is important to understand that our compensation system is not formula driven and relies substantially on subjective analysis.  Senior Management is assigned specific performance goals and objectives on a yearly basis but these individual goals and objectives are not tied to specific targeted compensation levels.  In the Company’s proxy, under “Performance Evaluation Measures” and “Base Salary and Annual Performance-Based Bonus” we delineate those broad performance factors that the Board reviews in determining annual bonus awards for named executive officers.  However, these broad factors are not prioritized or otherwise assigned a specific weighting.  Indeed, some of the factors, such as results of regulatory examinations and local economic conditions, do not lend themselves to a weighted or formula approach.

Additionally, the Board, through the Senior Management Incentive Compensation Plan, has established broad payout guidelines as a percentage of base salary (0-200% for the CEO and 0-100% for Executive Vice Presidents).  But, once again, the Board has purposely avoided establishing either (1) hard targets for any performance factors; or (2) a weighting or formula as to how much each performance factor will contribute to the ultimate annual bonus for each named executive officer. This philosophy has evolved based upon the Board’s belief that all banks operate in volatile financial markets amidst external conditions that Senior Management has little or no control over.  Accordingly, before making annual bonus or other compensation decisions, it is important for the Board to evaluate and weight all key performance factors in the context of the current financial services environment and how Senior Management’s current year’s performance against those factors has influenced the Company’s progress toward achieving both long and short-term financial goals.

This philosophy has guided compensation decisions for many years, but those annual bonuses awarded for 2009 reflect what the Board believes is the ultimate wisdom of this approach.  In 2009, as a result of the recession gripping the nation in general and California’s Central Valley in particular, the Company’s net income and ROA declined slightly from 2008, but the Company’s ROA was still an exemplary 1.15% and our performance exceeded by such a large margin most of the rest of the California banking industry, the majority of which reported a net loss in 2009, that the Board believed the factor described in the proxy as “Company’s profit performance exceeds other similar banking institutions in California” deserved to be heavily considered in the awarding of 2009 bonuses to named executive officers, those bonus payouts being at or slightly above 2008 levels.

Furthermore, the proxy clearly discloses that annual compensation awards are designed to “take into consideration that the Company is relatively unique in not offering its executives and employees  a stock option compensation program”, which for the vast majority of California banking industry makes up a significant part of any named executive officer’s long-term total compensation.

Since the Company has consistently been one of the highest performing bank holding companies in California over the past 10 years, a reflection of what the Board considers a well balanced compensation practices that caused Senior Management to carefully consider the risks it assumed in the context of long term financial performance, the Board believes that its approach to “pay-for-performance” is working and is adequately described in the proxy materials.

Comment #6

Form 10-Q for the quarterly period ended September 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Classified Loans and Non-Performing Assets, page 29

6.
We note your disclosure on page 44 of the December 31, 2009 Form 10-K related to the seven restructured residential mortgage loans with balances totaling $556,000 at December 31, 2009 and your disclosure on page 28 of the June 30, 2010 Form 10-Q related to the $32.7 million in loans that were restructured into multiple note (i.e., A/B Note) structure.  We further note your disclosure that at September 30, 2010, classified loans included $30.5 million comprised of multiple restructured loans to two borrowers.  Please tell us and revise future filings to disclose the following:

•	how you identify loans to be restructured and more specifically, how you identified those loans noted above for restructuring;
•
the benefits of these workout strategies, including the impact on interest income and credit classification for the periods ending December 31, 2009, March 31, 2010, June 30, 2010 and September 30, 2010;

•
the general terms of the new loans and as it relates to the multiple note structure, how the A note and B note differ, particularly addressing whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

•
as it relates to the multiple note structure, whether the entire B note was immediately charged-off upon restructuring.  If not, clarify whether you combined the restructured notes in your evaluation of whether the notes should remain on accrual status;

•	whether these loans meet the definition of a troubled debt restructuring;
•	your policy for subsequently removing such loans from troubled debt restructuring classifications;
•
whether these loans meet the definition of impaired loans, specifically addressing whether these loans were classified as impaired at December 31, 2009, March 31, 2010, June 30, 2010 and September 30, 2010; and

•
whether these loans were included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis.  If changes in terms, payments or classification may impact one or both analysis, please explain how and when these calculations would be impacted.

Response #6

Specific answers to each bulleted question follow:

•
The Company is proactive in identifying and working with those customers that may be exhibiting some deterioration in financial condition, and this process identifies borrowers whose loans may be candidates for “modification”.  However, generally we will not modify loans for customers unless: (i) the existing loan is brought current as to principal and interest payments; and (ii) the modified loan can be underwritten to reasonable underwriting standards.   If these standards are not met we will pursue other actions (e.g., foreclosure) to collect outstanding loan amounts.  Once a loan is modified (this categorization is identified on all Loan Presentations), the Company has a written Troubled Debt Restructuring (“TDR”) Administration process that delineates the roles and responsibilities of both Accounting and Credit Administration personnel in identifying whether the modified loan should be classified as a TDR.

•
As previously stated, before the Company will consider modifying a loan, we generally require the existing loan be current as to principal and interest payments.  Accordingly, a modified loan cannot have any immediate impact on interest income, including the charge-off of any accrued but uncollected interest.  After modification we determine whether the loan will be kept on accrual status based upon our underwriting of the restructured credit.  Additionally, all modified loans determined to be TDR’s are initially classified as “substandard”, so a restructure cannot result in an improvement in the Company’s credit classifications, and may result in a downgrade.

•
“A” Notes are structured so that they can be underwritten to the Company’s customary underwriting standards and carry market rates of interest.  Accordingly, since we require the customer to be current as to principal and interest payments upon restructure, most “A” Notes remain on accrual.  “B” notes typically require some payment schedule, including accrued interest over the deferral period, beginning several years in the future.  B notes are usually priced to reflect higher or “equity” risks and are structured so that there is some real potential for ultimate recovery.

•	All “B” Notes are fully charged-off at the time of restructure. Charged-off amounts are disclosed in the MD&A in the quarter they occur.
•	All of these loans have been determined to meet the definition of a TDR.
•
The Company complies with the requirements of ASC 310-40-50-2 regarding table disclosures of impaired loans.  However, to the extent that a TDR is material it may still be disclosed in the MD&A in those years after the restructuring, until such time that it is paid-off or charged-off.

•
According to ASC 310, all TDR’s are considered to be “impaired” and are reported as such in the Company’s 10-K filings.   In the Company’s 10-Q filings there is no requirement to report “impaired” loans except as they were required to be included in the non-recurring fair value tables based upon an indentified ASC 310-10 loan loss allowance (see response to Question #7).

•	Since all of our TDR’s are collateral dependent, they are reviewed for required loan loss reserves under ASC 310-10 (SFAS 114).

Comment #7

Form 10-Q for the quarterly period ended September 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Classified Loans and Non-Performing Assets, page 29

7.
Please tell us the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses as of September 30, 2010 and reconcile this information to your non-recurring fair value disclosures provided on page 14. Lastly, please refer to ASC 310-10-50-15 and confirm that you will revise all future filings to disclose this information as of each balance sheet date presented.  Refer to ASC 310-10-50-15.

Response #7

See the table below as of September 30, 2010 that presents data as required under ASC 310-10-50-15.

Impaired Loans

Description of Loans	Total Impaired Loans	Impaired Loans with a Related Allowance	Impaired Loans Without a Related Allowance
Impaired Loans	$37,924,000	$ 5,442,000	$32,482,000

Impaired loans with a related allowance totaled $5,442,000. The allowance on those loans totaled $2,374,000, leaving a fair value total of $3,068,000 which is shown in the Fair Value Measurement table on page 14 of the Company’s September 30, 2010 Form 10-Q.

For all future filings we will disclose all information required under ASC 310-10-50-15 as of each balance sheet date presented.

*****************************

In connection with responding to your comments we acknowledge that Farmers and Merchants Bancorp is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are additional questions, please contact me at 209-367-2411.

Sincerely,

/s/ Stephen W. Haley
Stephen W. Haley
Executive Vice President and Chief Financial Officer